T. Rowe Price Group, Inc (TROW)
Shareholder Proposal No. 4: Report on proxy voting related to climate change

Zevin Asset Management, LLC, a registered investment advisor, seeks your support1 for Proposal No. 4 on the T. Rowe Price Group, Inc. (“T. Rowe Price” or “the Company”) 2021 proxy ballot. The resolved clause states:

Shareowners request that the Board of Directors initiate a review and issue a report on the proxy voting policies and practices of its subsidiaries related to climate change, prepared at reasonable cost and omitting proprietary information, and including an assessment of any incongruities between the Company’s public statements and pledges regarding climate change (including ESG risk considerations associated with climate change), and the voting policies and practices of its subsidiaries.

Our Rebuttal to the Company’s Statement of Opposition and our Rationale to vote FOR follows:

Firstly, T. Rowe Price’s main argument in the Statement of Opposition2 in the 2021 proxy statement does not withstand scrutiny. T. Rowe Price claims that because of its organizational structure and the relative independence of the Price Advisers, then “the Company and its Board do not have direct responsibility for proxy voting” and “the suggestion that the Board should intervene in oversight of the Price Advisers’ proxy voting is inappropriate and conflicts with the fiduciary principles applicable to the Price Advisers.”3

This argument elides T. Rowe Price’s opportunities and responsibilities regarding climate change risk, which are discussed below. But, more than that, T. Rowe Price’s argument is specifically contravened by the Division of Corporation Finance of the U.S. Securities and Exchange Commission (SEC), which opined regarding a prior proposal on March 13, 2020:

We are unable to concur in your view that T. Rowe Price Group, the parent holding company, may exclude the Proposal under rule 14a-8(i)(7) as the Proposal transcends T. Rowe Price Group’s ordinary business operations. In our view, the Proposal is focused on possible differences between T. Rowe Price Group’s public statements and pledges regarding climate change and the voting policies and practices of its subsidiaries, including any subsidiaries which are investment advisers (“Price Advisers”) regarding climate change.

Accordingly, we do not believe that T. Rowe Price Group may omit the Proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we recognize that the Price Advisers are subject to the Investment Advisers Act of 1940 and, accordingly, have a fiduciary duty to their clients and must vote their clients’ proxies in the clients’ best interest. As a result, and as you note in your letter, the Proposal, if adopted, cannot nor should not require T. Rowe Price Group to direct or request the Price Advisers to alter their voting policies or practices in any way that would interfere with the Price Advisers’ ability to fulfill their fiduciary duty to their clients.4

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1 This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues. This is not a solicitation of authority to vote your proxy and Zevin Asset Management, LLC will not accept proxies if sent. Zevin Asset Management, LLC urges shareholders to vote for the proposals discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by Zevin Asset Management, LLC.

2 T. Rowe Price 2021 proxy statement, at p. 64. https://www.sec.gov/Archives/edgar/data/1113169/000110465921040955/tm216522d3_def14a.htm

3 Ibid.

4 SEC response to T. Rowe Price. https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2020/zevintrp031320-14a8.pdf

Zevin Asset Management, LLC

Shareholder Proposal No. 4 at T. Rowe Price Group, Inc (2021)

In sum, investors should be reassured that Proposal No. 4 does not present the risks claimed by the Company summarized above, and the proposal can indeed be reasonably implemented.

Turning to Proposal No. 4 itself, there is global scientific consensus on the reality of climate change and the toll it is already taking around the world. Climate change is also an investment risk — with distinct physical, regulatory, and economic dimensions — which is too large to ignore. Addressing climate change-related risks is now an integral part of sound investment practice:

•	In 2015, 409 investment institutions with assets totaling more than $24 trillion declared that the global investment community is “acutely aware of the risks climate change presents to our investments.”[5] The group (which included publicly traded investment companies like BlackRock and large institutional asset owners like CalPERS) pledged to assess climate change-related risks in their investment portfolios and engage with companies in which they invest about their own climate change-related risks.[6]
•	A taskforce chaired by Michael Bloomberg under the Financial Stability Board of the G20 wrote that climate change presents “significant” risks to companies and the global economy. Moreover, investors need climate-related financial disclosures from companies “to appropriately assess and price climate-related risks and opportunities.”[7]
•	In January 2019, Larry Fink, the CEO of T. Rowe Price’s peer institution BlackRock, sent a letter to S&P 500 companies expressing the need for corporations to take the lead in addressing environmental and social risks.
•	Since 2017, more than 450 professional investment institutions with total assets under management exceeding $40 trillion have joined the Climate Action 100+ coalition to collectively press companies that emit large amounts of carbon toward responsible action in line with the Paris Climate Accord.[8] Although many of its peer asset management companies (including BlackRock) have joined this initiative, T. Rowe Price has not joined the Climate Action 100+.[9]
•	In 2021, 73 global asset managers including BlackRock and Vanguard joined together in the Net Zero Asset Managers Initiative, which commits signatories “to press companies in their portfolios to achieve net zero emissions by 2050 or sooner.”[10]
•	By early 2021, the Commodity Futures Trading Commission, the Treasury Department, the SEC, and the Federal Reserve were all taking steps to encourage financial institutions to disclose and address material climate risks.[11]

Proxy voting on shareholder proposals is a primary avenue for investors to communicate with companies. In the words of a former SEC chair, “one of the most important ways that shareholders have to express their views to company management is through the annual proxy process.”12

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5 Global Investor Statement on Climate Change, 2015. http://globalinvestorcoalition.org/wp-content/uploads/2016/09/2014_GlobalInvestState_ClimChange_092316.pdf

6 Ibid.

7 Recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), December 2016. https://www.fsb-tcfd.org/wp-content/uploads/2016/12/16_1221_TCFD_Report_Letter.pdf

8 Climate Action 100+ website. http://www.climateaction100.org/

9 “Biggest asset managers attacked over role in climate change,” Financial Times, January 2020. https://www.ft.com/content/8aade207-09bc-41a7-9f0a-24417882f1bc

10 “Investors BlackRock, Vanguard join net zero effort,” Reuters, March 2021. https://www.reuters.com/article/us-climate-change-investors/investors-blackrock-vanguard-join-net-zero-effort-idINKBN2BL0AX

11 Biden administration wants the financial sector to face up to climate risk,” Washington Post, March 2021. https://www.washingtonpost.com/climate-environment/2021/03/17/biden-climate-change-economy/

12 “Building Meaningful Communication and Engagement with Shareholders,” remarks of former SEC Chair Mary Jo White, June 2015. https://www.sec.gov/news/speech/building-meaningful-communication-and-engagement-with-shareholde.html

Zevin Asset Management, LLC

Shareholder Proposal No. 4 at T. Rowe Price Group, Inc (2021)

T. Rowe Price has acknowledged the climate change-related risks and opportunities facing its own operations and the companies in which T. Rowe Price and its subsidiaries invest. In 2010, T. Rowe Price became a signatory of the UN Principles for Responsible Investment (UNPRI), thus committing to incorporate environmental, social and governance (ESG) issues into its investment process.13 In its 2020 response to a survey by the Carbon Disclosure Project (CDP), T. Rowe Price described how the Company and its subsidiaries integrate climate change research and analysis into the investment process: “We see climate-related risks and opportunities as material issues for the management of our portfolios and commercial appeal of our product range. We mitigate this risk through our extensive ESG integration efforts, as well as the launch of new products that meet the growing demand for ‘ESG-oriented’ portfolios.”14 The company also states in this disclosure: “Our practice at T. Rowe Price is to embed ESG (including climate-related risks/opportunities) throughout our investment research platform and hold analysts and portfolio managers (PMs) accountable for ESG integration (it is part of their year-end assessment), but discretion for how a specific investment strategy manages climate-related risks sits with the portfolio manager of that strategy.”15

T. Rowe Price has a commitment to vote its proxies responsibly on proposals addressing key environmental and social risks. The Company’s Proxy Voting Guidelines commit to analyze every such proposal on a case-by-case basis, and T. Rowe Price says that: “Generally speaking, we will consider supporting well targeted proposals addressing concerns that are particularly relevant for a company’s business but have not yet been adequately addressed by management.”16

In its Statement of Opposition regarding Proposal No. 4 in the 2021 proxy statement, T. Rowe Price claims that these policies are carried out in its current proxy voting practices:

The proxy votes of the Price Advisers on resolutions relating to climate change clearly reflect an analytical, case-by-case approach that is consistent with their Proxy Voting Policies and fiduciary duties. These policies state: “It is T. Rowe Price policy to analyze every shareholder proposal of a social or environmental nature on a CASE-BY-CASE basis. To do this, we utilize research reports from our external proxy advisor, company filings and sustainability reports, research from other investors and non-governmental organizations, our internal Responsible Investment team, and our internal industry research analysts.17

This process seems reasonable, but there is ample evidence to question whether T. Rowe Price’s approach is being implemented effectively:

•	Most notably, the 2020 publicly reported proxy voting records for T. Rowe Price subsidiaries reveal consistent votes against the majority of key climate-related shareholder proposals (with support for 49 percent of such resolutions). This information was presented and analyzed by Morningstar in December 2020.[18]
•	The Morningstar voting analysis cited above showed that several notable peers all support a significantly higher share of reasonable climate change-related proposals, including Hartford (90 percent), Columbia Threadneedle (82 percent), Invesco (66 percent), and JPMorgan (57 percent) among others.[19]
•	According to the Company’s own figures as disclosed in the Statement of Opposition, Price funds only supported 30 percent of 81 proposals on environmental issues in 2020.[20]
•	In sum, it appears that T. Rowe Price funds routinely failed to support requests for enhanced climate-related disclosure or action, even when independent experts advance a strong business and economic case for support. Such information would give analysts throughout T. Rowe Price’s organization key additional insights into investment risks and opportunities related to each of those companies.

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13 Principles for Responsible Investment, T. Rowe Price signatory page. https://www.unpri.org/signatory-directory/t-rowe-price/1892.article

14 CDP website, T. Rowe Price 2020 submission. https://www.cdp.net/en/formatted_responses/responses?campaign_id=70692136&discloser_id=854744&locale=en&organization_name=T.+Rowe+Price+Associates%2C+Inc.&organization_number=18169&program=Investor&project_year=2020&redirect=https%3A%2F%2Fcdp.credit360.com%2Fsurveys%2F6sc15v4h%2F87971&survey_id=68887525

15 Ibid.

16 T. Rowe Price Proxy Voting Guidelines. https://www.troweprice.com/content/dam/trowecorp/Pdfs/55304_TRP_Proxy_Voting_Guide_EN_PE_0221_HR.pdf

17 T. Rowe Price 2021 proxy statement, at p. 64. https://www.sec.gov/Archives/edgar/data/1113169/000110465921040955/tm216522d3_def14a.htm

18 “Which Fund Companies Supported Climate Via Proxy Votes?” Morningstar, December 2020. https://www.morningstar.com/articles/1013254/which-fund-companies-supported-climate-via-proxy-votes

19 Ibid.

20 T. Rowe Price 2021 proxy statement, at p. 64. https://www.sec.gov/Archives/edgar/data/1113169/000110465921040955/tm216522d3_def14a.htm

Zevin Asset Management, LLC

Shareholder Proposal No. 4 at T. Rowe Price Group, Inc (2021)

This approach is at odds with T. Rowe Price’s own commitments. In Principle 2 of the UNPRI, signatories pledge to “be active owners and incorporate ESG issues into our ownership policies and practices.” Principle 3 states “we will seek appropriate disclosure on ESG issues by the entities in which we invest” and includes language resolving to “support shareholder initiatives and resolutions promoting ESG disclosure.”21 Sound proxy voting is one of the principal ways in which T. Rowe Price and its subsidiaries can meet these commitments, elicit information from portfolio companies, and actively manage portfolio risks and opportunities related to climate change.

By failing to support more climate change-related shareholder proposals (and failing to keep pace with leading peers), T. Rowe Price and its subsidiaries could be missing critical opportunities to reveal and address risks in investment portfolios. The proposals in question are frequently simple requests for disclosures that would help T. Rowe Price and its subsidiaries understand how companies are dealing with the risks and opportunities presented by climate change. Many of the measures are filed at companies in sectors with high carbon emissions and serious climate risks, such as oil & gas, mining, chemicals, and industrials.

The Company’s obligations to clients are also at stake. T. Rowe Price understands that its obligations to clients require proper handling of ESG factors, including climate risk. The Company states in its “Responsible Investing Guidelines” document that it has an “obligation to understand the long-term sustainability of a company’s business model and the factors that could cause it to change.”22 Specifically regarding climate change, T. Rowe Price goes on to claim in the Responsible Investing Guidelines: “Our investment professionals capture the impact of climate change as part of their ESG analysis, which is embedded in our investment process. Climate change implications are considered in company and industry research, investment decisions, and engagements with management teams.”23

The process of considering ESG factors that T. Rowe Price describes should be supported by active ownership. Fiduciary duty compels the Company and its subsidiaries to assess carefully how portfolio companies evaluate climate change and ESG, and to press portfolio companies if their approach or their disclosure is inadequate. T. Rowe Price itself has acknowledged the elements of that duty: the ESG Policy Statement24 highlights the importance of assessing the quality of an issuer’s disclosure on key ESG issues, and the Proxy Voting Guidelines25 acknowledge the role that proxy voting can play in addressing concerns that have not been adequately handled by management. Voting on shareholder proposals that address climate risk and disclosure is a critical opportunity to discharge that duty.

Conclusion

In its Statement of Opposition to Proposal No. 4, T. Rowe Price quotes from its Proxy Voting Policies to emphasize that its voting practices address ESG issues and its subsidiaries evaluate ESG proposals on a case-by-case basis, supporting “well targeted proposals addressing concerns that are particularly relevant for a company’s business but have not yet been adequately addressed by management.”26 However, that approach is inadequate because it appears to have prevented the Company from supporting commonsense steps on climate change and environmental issues in the majority of circumstances.

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21 “What are the Principles for Responsible Investment?” PRI website. https://www.unpri.org/about/the-six-principles

22 T. Rowe Price Responsible Investment Guidelines, at p.1. https://www.troweprice.com/content/dam/trowecorp/Pdfs/CCON0054749%20Responsible%20Investing%20Guidelines%20UPDATE%202%200720_P2.pdf

23 Ibid, at p. 5.

24 T. Rowe Price ESG Policy Statement. https://www.troweprice.com/content/dam/trowecorp/Pdfs/ESG%20Policy%20November%202020.pdf

25 T. Rowe Price Proxy Voting Guidelines. https://www.troweprice.com/content/dam/trowecorp/Pdfs/55304_TRP_Proxy_Voting_Guide_EN_PE_0221_HR.pdf

26 T. Rowe Price 2021 proxy statement, at p. 64. https://www.sec.gov/Archives/edgar/data/1113169/000110465921040955/tm216522d3_def14a.htm

Zevin Asset Management, LLC

Shareholder Proposal No. 4 at T. Rowe Price Group, Inc (2021)

Investors need a straightforward report analyzing the consistency between proxy voting policies and practices of T. Rowe Price funds and T. Rowe Price’s well-articulated understanding of ESG- and climate change-related risks.

Given the various statements made by T. Rowe Price, its status as a UNPRI signatory, the empirically demonstrated ability of ESG issues to impact financial performance of portfolio companies, the current competitive landscape and practices of T. Rowe Price’s peers, and the apparent inconsistencies between T. Rowe Price’s own policies and voting practices, requesting a report is reasonable in our view. We believe that a report analyzing proxy voting in light of the Company’s commitments and policies on climate change would help address the above risks.

Shareholders are urged to vote FOR Proposal No. 4 following the instructions provided on the Company’s proxy mailing.

For questions regarding T. Rowe Price Proposal No. 4 on Climate Change and Proxy Voting, please contact Sonia Kowal, Zevin Asset Management, 617.742.6666, sonia@zevin.com.